# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuveen Churchill Direct Lending Corp., CIK 0001737924
CUSIP: 67090S108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 375 PARK AVENUE, 9TH FLOOR, NEW YORK, New York (NY), 10152
Date of event which requires filing of this statement: 01/25/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002027472

## Reporting persons
- Peakline Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 5,544,912; shared voting power 0; sole dispositive power 5,544,912; shared dispositive power 0; aggregate amount beneficially owned 5,544,912 (11.2% of the class)

## Item 1. Issuer
Name of issuer: Nuveen Churchill Direct Lending Corp.
Address of issuer's principal executive offices: 375 PARK AVENUE, 9TH FLOOR, NEW YORK, NEW YORK, 10152.

## Item 2. Person Filing
Name of person filing: This statement is being filed by Peakline Partners, LLC
Address of principal business office or, if none, residence: 200 W Madison St, 2nd Floor, Chicago, IL 60606
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,544,912.00
Percent of class: 11.2%
Sole power to vote or to direct the vote: 5,544,912.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,544,912.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Peakline Partners, LLC: ROBERT S. PAGLIUCO, CHIEF COMPLIANCE OFFICER (12/19/2025)